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Special Meeting of Shareholders of MML Equity Index Fund (Unaudited)

A Special Meeting of Shareholders of MML Equity Index Fund was held on April 3, 2000. Notice of the meeting, and a Proxy Statement, were distributed on or about February 28, 2000 to shareholders of record as of February 14, 2000. Proxies were solicited in connection with three proposals:

(1) To approve MassMutual retaining Bankers Trust Company, which does business under the marketing name of Deutsche Asset Management ("DAM"), as investment sub-adviser to the MML Equity Index Fund, replacing the existing sub-adviser Mellon Equity Associates, LLP;
(2) To amend the Agreement and Declaration of Trust of MML Series Investment Fund to provide for MML Equity Index Fund to issue multiple classes of shares; and
(3) To approve an arrangement that would permit MassMutual or other investment adviser to the MML Equity Index Fund to appoint new investment sub-advisers from time to time without shareholder approval of the terms of the new investment sub-advisory agreement.

The results of the votes on the matters submitted to shareholders at the Special Meeting are as follows:

                         Shares      Shares For     %      Against     %       Abstain      %
Proposal 1:
Approve New           698,296.771   629,909.754   90.207  28,636.911  4.101   39,750.106   5.692
Investment
Sub-Advisory
Agreement

Proposal 2:
Approve Amendment    698,296.771    620,153.024   88.809  37,765.974  5.408   40,377.772   5.782
to Declaration
of Trust

Proposal 3:
Approve Arrangement  698,296.771    548,897.596   78.605  103,006.388  14.751  46,392.787  6.644
for MassMutual to
enter into new or
amended Sub-Advisory
Agreements
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